LYELL IMMUNOPHARMA, INC.

201 Haskins Way

South San Francisco, California 94080

VIA EDGAR

July 17, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	Lyell Immunopharma, Inc.

Registration Statement on Form S-3

File No. 333-297433

Acceleration Request
Requested Date:	July 21, 2026
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lyell Immunopharma, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-297433) (the “Registration Statement”) to become effective on Tuesday, July 21, 2026, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth Guernsey or Asa M. Henin of Cooley LLP at (415) 693-2091 or (858) 550-6104. Thank you for your assistance with this matter.

Sincerely,

LYELL IMMUNOPHARMA, INC.

By:	/s/ Mark Meltz
Mark Meltz
General Counsel and Corporate Secretary